UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta receives China import approval for Agrisure Duracade® corn trait”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323	Paul Minehart
Fax:	+41 61 323 2424	USA	+1 202 737 8913

www.syngenta.com		media.relations@syngenta.com

Basel, Switzerland, July 17, 2017

Syngenta receives China import approval for

Agrisure Duracade® corn trait

•	Import approval granted for food and feed use

•	Agrisure Duracade offers proven control of corn rootworm

•	Enables access to the latest Syngenta hybrids and genetics in the USA

Syngenta announced today that it has received notification of import approval from the Chinese Ministry of Agriculture for its Agrisure Duracade® trait. The approval covers corn grain and processing co-products, including dried distillers grains (DDGs), for food and feed use.

Erik Fyrwald, CEO, said: “Obtaining this regulatory approval opens up new opportunities for our corn seed portfolio. Growers can expect more choice and exciting new hybrids that offer elite genetics plus the latest in corn rootworm control technology.”

Corn rootworm costs US growers more than $1 billion annually due to yield losses and costs of control measures. Agrisure Duracade, which features a unique mode of action, helps deliver control of corn rootworm for a healthier corn crop with higher yield potential.

The Agrisure Duracade trait has completed the Food and Drug Administration consultation process, received registration from the Environmental Protection Agency and has been fully deregulated by the USDA since 2013.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta – July 17, 2017 / Page 1 of 2

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, which involves a number of risks and uncertainties discussed in Syngenta’s public filings with the SEC, including the "risk factors" section of Syngenta's Form 20-F filed on February 16, 2017 as well as the U.S. Offer documents filed by ChemChina and CNAC Saturn (NL) B.V. (“Purchaser”) and the Solicitation/Recommendation Statement filed by Syngenta. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina, Purchaser and Syngenta disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – July 17, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 17, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel